                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                            CYPRESS BIOSCIENCE, INC.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.02 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)



                                   232674 10 1
                                   -----------
                                 (CUSIP Number)



                                    12/31/01
                                    --------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 4 pages
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  ---------------------                                       ------------------
  CUSIP NO. 232674 10 1               13G                      PAGE 2 OF 4 PAGES
  ---------------------                                       ------------------
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     JAY D. KRANZLER

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           557,974 (1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         514,161 (2)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     557,974

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Page 2 of 15


(1) Includes (a) 409,718 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2001, and (b) 43,813 shares held in the Issuer's 401(k) Plan, of which the Reporting Person is a trustee. The Reporting Person disclaims beneficial ownership of the 43,813 shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities.


(2) Excludes the 43,813 shares held in the issuer's 401(k) Plan, of which the reporting person does not have dispositive power.



                               Page 2 of 4 pages
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ITEM 1(a).        Name of Issuer:

                  Cypress Bioscience, Inc., a Delaware corporation
                  ------------------------------------------------

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  4350 Executive Drive, Suite 325
                  -------------------------------

                  San Diego, CA  92121
                  --------------------

ITEM 2(a).        Name of Person Filing:

                  Jay D. Kranzler
                  ---------------

ITEM 2(b).        Address of Principal Business Office or, if none, Residence:

                  4350 Executive Drive, Suite 325
                  -------------------------------

                  San Diego, CA  92121
                  --------------------

ITEM 2(c).        Citizenship:

                  United States
                  -------------

ITEM 2(d).        Title of Class of Securities:

                  Common Stock
                  ------------

ITEM 2(e).        CUSIP Number:

                  232674 10 1
                  -----------

ITEM 3.    NOT APPLICABLE.

ITEM 4.    OWNERSHIP.

           (a)    Amount Beneficially Owned:

                  557,974 shares, including (i) 409,718 shares issuable to Reporting Person upon exercise of options to purchase Common Stock within 60 days of 12/31/01, and (ii) 43,813 shares held in the Issuer's 401(k) Plan, of which the Reporting person is the trustee.

           (b)    Percent of Class:  8.3%

           (c)    Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 557,974
                  (ii)     shared power to vote or to direct the vote:  0
                  (iii)    sole power to dispose or to direct the disposition
                              of: 514,161
                  (iv)     shared power to dispose or to direct the disposition
                              of:  0


                               Page 3 of 4 pages
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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 7, 2002
                                           -------------------------------------
                                           Date

                                           /s/ Jay D. Kranzler
                                           -------------------------------------
                                           Signature

                                           Jay D. Kranzler
                                           -------------------------------------
                                           Printed Name




                               Page 4 of 4 pages